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PROSPECTUS SUPPLEMENT                                         Filed pursuant to Rule 424(B)(3)
(TO PROSPECTUS DATED SEPTEMBER 21, 2000 AND                   Registration No. 333-45490
PROSPECTUS DATED NOVEMBER 2, 2000)
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LAMAR ADVERTISING COMPANY

8,000,000 SHARES
CLASS A COMMON STOCK

This is a public offering of Class A common stock of Lamar Advertising Company. All of the 8,000,000 shares are being offered by one of our stockholders.

Our Class A common stock is traded on the Nasdaq National Market under the symbol LAMR. On June 4, 2001 the last reported sale price of our Class A common stock was $42.12 per share.

The underwriter will purchase the Class A common stock from the selling stockholder at a price of $40.00 per share, resulting in $320,000,000 aggregate proceeds to the selling stockholder. The underwriter may offer the Class A common stock through negotiated transactions at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. See "Underwriting."

We have granted the underwriter the right to purchase up to 1,200,000 additional shares of Class A common stock at the same price to cover over-allotments.

INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE CB-5 OF THE ACCOMPANYING COMPANY BASE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DEUTSCHE BANC ALEX. BROWN

The date of this prospectus supplement is June 4, 2001.
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                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about this offering of shares of our Class A common stock in: (a) this prospectus supplement, which provides the specific details regarding this offering, and (b) the accompanying base prospectuses, which provide general information. Generally, when we refer to this "prospectus," we are referring to this supplement and the base prospectuses combined. Some of the information in the base prospectuses may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectuses, you should rely on this prospectus supplement.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholder. If the underwriter exercises its over-allotment option in full, we will receive gross proceeds of $48,000,000. We intend to use the net proceeds for general corporate purposes, including the repayment of amounts currently outstanding under our bank credit facility, to fund acquisitions and for working capital purposes. Pending these uses, we intend to invest the balance of the net proceeds of this offering in short-term investment grade securities. Borrowings under our credit facility bear interest computed as a margin over either the Chase Prime Rate or LIBOR. LIBOR is the London Interbank Offered Rate, a commonly used reference for variable interest rates. The margins range from 0 to 75 basis points over the Chase Rate and from 100 to 200 basis points over LIBOR, depending on our current ratio of debt to EBITDA for the preceding twelve months.

                              SELLING STOCKHOLDER

     Immediately prior to this offering, the selling stockholder owned 18,365,073 shares of our Class A common stock, representing approximately 18.8% of our common stock. After this offering, the selling stockholder will own 10,365,073 shares of our Class A common stock, representing approximately 10.6% of our common stock, assuming no exercise of the over-allotment option.

                                  UNDERWRITING

     We and the selling stockholder have entered into an underwriting agreement with Deutsche Banc Alex. Brown Inc. with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, the selling stockholder has agreed to sell to Deutsche Banc Alex. Brown Inc., and Deutsche Banc Alex. Brown Inc. has agreed to purchase from the selling stockholder, the 8,000,000 shares of Class A common stock offered hereby.

     The underwriting agreement provides that the obligations of the underwriter are subject to conditions precedent and that the underwriter will purchase all of the shares of Class A common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriter proposes to offer the shares of Class A common stock from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of Class A common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts.

     We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 1,200,000 additional shares of Class A common stock at the price set forth on the cover page of this prospectus

                                       S-2
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supplement. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the Class A common stock offered hereby. To the extent that the underwriter exercises this option, we will be obligated to sell these additional shares of Class A common stock to the underwriter to the extent the option is exercised. If any additional shares of Class A common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the 8,000,000 shares are being offered.

     We and the selling stockholder have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriter may be required to make in respect of these liabilities.

     Subject to certain exceptions, we and certain of our stockholders have each agreed not to directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of our capital stock (including shares of capital stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of capital stock which may be issued upon exercise of a stock option or warrant) or enter into any hedging transaction relating to the capital stock for a period of 60 days (90 days in the case of the selling stockholder)after the date of this prospectus supplement, without the prior written consent of Deutsche Banc Alex. Brown Inc. This consent may be given at any time without public notice.

     The underwriter may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriter may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for its own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriter's over-allotment option to purchase additional shares in the offering described in this prospectus supplement. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriter will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriter may bid for, and purchase shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the underwriter may also reclaim selling concessions allowed to the underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriter is not required to engage in these activities and, if commenced, may end any of these activities at any time. The underwriter also may engage in passive market making as permitted by Regulation M under the Securities Exchange Act of 1934. In passive market making, market makers in our common stock who are also underwriters or prospective underwriters may, subject to various limitations contained in Regulation M, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made by the underwriter.
                                       S-3
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                                    EXPERTS

     The consolidated financial statements of Lamar Advertising Company and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, incorporated by reference into this prospectus and registration statements have been incorporated by reference herein and in the registration statements in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The report of KPMG LLP refers to a change in the method of accounting for the costs of start-up activities in 1999.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, will provide us with an opinion as to legal matters in connection with the validity of the securities offered by this prospectus. Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland, will pass upon legal matters for the underwriter.

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT
OR THE ACCOMPANYING PROSPECTUSES. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUSES. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF CLASS A COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR OF ANY SALE OF THE CLASS A COMMON STOCK.

                               TABLE OF CONTENTS

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
PROSPECTUS SUPPLEMENT
About this Prospectus Supplement.......    S-2
Use of Proceeds........................    S-2
Selling Stockholder....................    S-2
Underwriting...........................    S-2
Experts................................    S-4
Legal Matters..........................    S-4

SELLING STOCKHOLDER PROSPECTUS DATED
  SEPTEMBER 21, 2000
Business of Lamar......................   SB-3
Recent Developments....................   SB-3
Risk Factors...........................   SB-4
Note Regarding Forward-Looking
  Statements...........................   SB-9
Selling Stockholders...................  SB-10
Plan of Distribution...................  SB-11
Legal Matters..........................  SB-12
Experts................................  SB-12
Where You Can Find More Information....  SB-13

COMPANY PROSPECTUS DATED NOVEMBER 2,
  2000
Where You Can Find More Information....   CB-3
Business of Lamar......................   CB-4
Note Regarding Forward-Looking
  Statements...........................   CB-4
Risk Factors...........................   CB-5
Use of Proceeds........................  CB-10
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends............  CB-10
Description of Debt Securities.........  CB-11
Description of Preferred Stock.........  CB-19
Description of Lamar Class A Common
  Stock................................  CB-21
Description of Warrants................  CB-22
Plan of Distribution...................  CB-24
Legal Matters..........................  CB-25
Experts................................  CB-25
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LAMAR ADVERTISING COMPANY

8,000,000 SHARES

CLASS A COMMON STOCK



DEUTSCHE BANC ALEX. BROWN

PROSPECTUS SUPPLEMENT

JUNE 4, 2001